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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Cbeyond, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
149847105
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	149847105	Page	2	of	17

1	NAMES OF REPORTING PERSONS: Battery Ventures V, L.P. (“BV5”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		2,076,751 shares, except that Battery Partners V, LLC (“BPV LLC”), the general partner of BV5, may be deemed to have sole power to vote these shares; Richard D. Frisbie (“Frisbie”), a managing member of BPV LLC, may be deemed to have sole power to vote these shares; Oliver D. Curme (“Curme”), a managing member of BPV LLC, may be deemed to have sole power to vote these shares; Thomas J. Crotty (“Crotty”), a managing member of BPV LLC, may be deemed to have sole power to vote these shares; and Kenneth P. Lawler (“Lawler”) a managing member of BPV LLC, may be deemed to have sole power to vote these shares.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		See response to row 5

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,076,751 shares, except that BPV LLC, general partner of BV5, may be deemed to have sole power to vote these shares; Frisbie, a managing member of BPV LLC, may be deemed to have sole power to vote these shares; Curme, a managing member of BPV LLC, may be deemed to have sole power to vote these shares; Crotty, a managing member of BPV LLC, may be deemed to have sole power to vote these shares; and Lawler, a managing member of BPV LLC, may be deemed to have sole power to vote these shares.

WITH:	8	SHARED DISPOSITIVE POWER:

See response to row 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,076,751

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.60%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	149847105	Page	3	of	17

1	NAMES OF REPORTING PERSONS: Battery Partners V, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		2,076,751 shares, except that Frisbie, a managing member of BPV LLC, may be deemed to have sole power to vote these shares; Curme, a managing member of BPV LLC, may be deemed to have sole power to vote these shares; Crotty, a managing member of BPV LLC, may be deemed to have sole power to vote these shares; and Lawler, a managing member of BPV LLC, may be deemed to have sole power to vote these shares.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		See response to row 5

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,076,751 shares, except that Frisbie, a managing member of BPV LLC, may be deemed to have sole power to vote these shares; Curme, a managing member of BPV LLC, may be deemed to have sole power to vote these shares; Crotty, a managing member of BPV LLC, may be deemed to have sole power to vote these shares; and Lawler, a managing member of BPV LLC, may be deemed to have sole power to vote these shares.

WITH:	8	SHARED DISPOSITIVE POWER:

See response to row 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,076,751

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.60%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

00

CUSIP No.	149847105	Page	4	of	17

1	NAMES OF REPORTING PERSONS: Battery Investment Partners V, LLC (“BIP5”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		45,091 shares, except that Frisbie, a managing member of BIP5, may be deemed to have sole power to vote these shares; Curme, a managing member of BIP5, may be deemed to have sole power to vote these shares; and Crotty, a managing member of BIP5, may be deemed to have sole power to vote these shares.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		See response to row 5

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		45,091 shares, except that Frisbie, a managing member of BIP5, may be deemed to have sole power to vote these shares; Curme, a managing member of BIP5, may be deemed to have sole power to vote these shares; and Crotty, a managing member of BIP5, may be deemed to have sole power to vote these shares.

WITH:	8	SHARED DISPOSITIVE POWER:

See response to row 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

45,091

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.16%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	149847105	Page	5	of	17

1	NAMES OF REPORTING PERSONS: Battery Ventures Convergence Fund, L.P. (“BVCF”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		132,629 shares, except that Battery Convergence Partners, LLC (“BCP LLC”), the general partner of BVCF, may be deemed to have sole power to vote these shares; Frisbie, a managing member of BCP LLC, may be deemed to have sole power to vote these shares; Curme, a managing member of BCP LLC, may be deemed to have sole power to vote these shares; Crotty, a managing member of BCP LLC, may be deemed to have sole power to vote these shares; and Lawler, a managing member of BCP LLC, may be deemed to have sole power to vote these shares.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		See response to row 5

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		132,629 shares, except that BCP LLC, the general partner of BVCF, may be deemed to have sole power to vote these shares; Frisbie, a managing member of BCP LLC, may be deemed to have sole power to vote these shares; Curme, a managing member of BCP LLC, may be deemed to have sole power to vote these shares; Crotty, a managing member of BCP LLC, may be deemed to have sole power to vote these shares; and Lawler, a managing member of BCP LLC, may be deemed to have sole power to vote these shares.

WITH:	8	SHARED DISPOSITIVE POWER:

See response to row 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

132,629

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.49%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	149847105	Page	6	of	17

1	NAMES OF REPORTING PERSONS: Battery Convergence Partners, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		132,629 shares, except that Frisbie, a managing member of BCP LLC, may be deemed to have sole power to vote these shares; Curme, a managing member of BCP LLC, may be deemed to have sole power to vote these shares; Crotty, a managing member of BCP LLC, may be deemed to have sole power to vote these shares; and Lawler, a managing member of BCP LLC, may be deemed to have sole power to vote these shares.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		See response to row 5

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		132,629 shares, except that Frisbie, a managing member of BCP LLC, may be deemed to have sole power to vote these shares; Curme, a managing member of BCP LLC, may be deemed to have sole power to vote these shares; Crotty, a managing member of BCP LLC, may be deemed to have sole power to vote these shares; and Lawler, a managing member of BCP LLC, may be deemed to have sole power to vote these shares.

WITH:	8	SHARED DISPOSITIVE POWER:

See response to row 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

132,629

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.49%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	149847105	Page	7	of	17

1	NAMES OF REPORTING PERSONS: Richard D. Frisbie

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	5	SOLE VOTING POWER:

NUMBER OF		2,254,471 shares, of which 2,076,751 are directly owned by BV5; 45,091 shares are directly owned by BIP5; and 132,629 shares are directly owned by BVCF. Frisbie is (i) a managing member of BPV LLC, which is the general partner of BV5, (ii) a managing member of BIP5, and (iii) a managing member of BCP LLC, which is the general partner of BVCF, and may be deemed to have sole power to vote these shares.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		See response to row 5

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,254,471 shares, of which 2,076,751 are directly owned by BV5; 45,091 shares are directly owned by BIP5; and 132,629 shares are directly owned by BVCF. Frisbie is (i) a managing member of BPV LLC, which is the general partner of BV5, (ii) a managing member of BIP5, and (iii) a managing member of BCP LLC, which is the general partner of BVCF, and may be deemed to have sole power to vote these shares.

WITH:	8	SHARED DISPOSITIVE POWER:

See response to row 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,254,471

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.25%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	149847105	Page	8	of	17

1	NAMES OF REPORTING PERSONS: Oliver D. Curme

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	5	SOLE VOTING POWER:

NUMBER OF		2,254,471 shares, of which 2,076,751 are directly owned by BV5; 45,091 shares are directly owned by BIP5; and 132,629 shares are directly owned by BVCF. Curme is (i) a managing member of BPV LLC, which is the general partner of BV5, (ii) a managing member of BIP5, and (iii) a managing member of BCP LLC, which is the general partner of BVCF, and may be deemed to have sole power to vote these shares.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		See response to row 5

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,254,471 shares, of which 2,076,751 are directly owned by BV5; 45,091 shares are directly owned by BIP5; and 132,629 shares are directly owned by BVCF. Curme is (i) a managing member of BPV LLC, which is the general partner of BV5, (ii) a managing member of BIP5, and (iii) a managing member of BCP LLC, which is the general partner of BVCF, and may be deemed to have sole power to vote these shares.

WITH:	8	SHARED DISPOSITIVE POWER:

See response to row 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,254,471

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.25%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	149847105	Page	9	of	17

1	NAMES OF REPORTING PERSONS: Thomas J. Crotty

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	5	SOLE VOTING POWER:

NUMBER OF		2,254,471 shares, of which 2,076,751 are directly owned by BV5; 45,091 shares are directly owned by BIP5; and 132,629 shares are directly owned by BVCF. Crotty is (i) a managing member of BPV LLC, which is the general partner of BV5, (ii) a managing member of BIP5, and (iii) a managing member of BCP LLC, which is the general partner of BVCF, and may be deemed to have sole power to vote these shares.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		See response to row 5

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,254,471 shares, of which 2,076,751 are directly owned by BV5; 45,091 shares are directly owned by BIP5; and 132,629 shares are directly owned by BVCF. Crotty is (i) a managing member of BPV LLC, which is the general partner of BV5, (ii) a managing member of BIP5, and (iii) a managing member of BCP LLC, which is the general partner of BVCF, and may be deemed to have sole power to vote these shares.

WITH:	8	SHARED DISPOSITIVE POWER:

See response to row 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,254,471

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.25%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	149847105	Page	10	of	17

1	NAMES OF REPORTING PERSONS: Kenneth P. Lawler

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	5	SOLE VOTING POWER:

NUMBER OF		2,209,380 shares, of which 2,076,751 are directly owned by BV5; and 132,629 shares are directly owned by BVCF. Lawler is (i) a managing member of BPV LLC, which is the general partner of BV5, and (ii) a managing member of BCP LLC, which is the general partner of BVCF, and may be deemed to have sole power to vote these shares.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		See response to row 5

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,209,380 shares, of which 2,076,751 are directly owned by BV5; and 132,629 shares are directly owned by BVCF. Lawler is (i) a managing member of BPV LLC, which is the general partner of BV5, and (ii) a managing member of BCP LLC, which is the general partner of BVCF, and may be deemed to have sole power to vote these shares.

WITH:	8	SHARED DISPOSITIVE POWER:

See response to row 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,209,380

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.08%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	149847105	Page	11	of	17

ITEM 1(A).	NAME OF ISSUER
Cbeyond, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
320 Interstate North Parkway, Suite 300
Atlanta, GA 30339

ITEM 2(A).	NAME OF PERSONS FILING
Battery Ventures V, L.P. (“BV5”), Battery Partners V, LLC (“BPV LLC”), Battery Investment Partners V, LLC (“BIP5”), Battery Ventures Convergence Fund, L.P. (“BVCF”), Battery Convergence Partners, LLC (“BCP LLC”), Richard D. Frisbie (“Frisbie”), Oliver D. Curme (“Curme”), Thomas J. Crotty (“Crotty”), and Kenneth P. Lawler (“Lawler”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”
Frisbie, Curme, Crotty, and Lawler, are the sole managing members of BPV LLC, the sole general partner of BV5. BIP5 invests alongside BV5 in all investments made by BV5. Frisbie, Curme and Crotty are the sole managing members of BIP5. Frisbie, Curme, Crotty, and Lawler are the sole managing members of BCP LLC, the sole general partner of BVCF. BVCF invests alongside BV5 in all investments made by BV5.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE
The address for each of the Reporting Persons is:
Battery Ventures
930 Winter Street
Waltham, MA 02451

ITEM 2(C).	CITIZENSHIP
Frisbie, Curme, Crotty, and Lawler are United States citizens. BV5 and BVCF are limited partnerships organized under the laws of the State of Delaware. BPV LLC, BIP5, and BCP LLC are limited liability companies organized under the laws of the State of Delaware.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER
Common Stock, $0.01 par value per share

ITEM 2(E).	CUSIP NUMBER
149847105

ITEM 3.	Not Applicable

CUSIP No.	149847105	Page	12	of	17

ITEM 4.	OWNERSHIP
The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons is based upon 27,342,463 shares of Common Stock outstanding as of November 3, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.
The following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2006:
(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Under certain circumstances set forth in the limited partnership agreements of BV5 and BVCF and the limited liability company agreement of BIP5, the general and limited partners or members, as the case may be, of each such entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

CUSIP No.	149847105	Page	13	of	17

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

ITEM 10.	CERTIFICATION.
Not applicable.

CUSIP No.	149847105	Page	14	of	17
SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2007

BATTERY VENTURES V, L.P.

By:	Battery Partners V, LLC

By:	*

Managing Member

BATTERY PARTNERS V, LLC

By:	*

Managing Member

BATTERY INVESTMENT PARTNERS V, LLC

By:	*

Managing Member

BATTERY VENTURES CONVERGENCE FUND, L.P.

By:	Battery Convergence Partners, LLC

By:	*

Managing Member

BATTERY CONVERGENCE PARTNERS, LLC

By:	*

Managing Member

RICHARD D. FRISBIE

By:	*

Richard D. Frisbie

CUSIP No.	149847105	Page	15	of	17

OLIVER D. CURME

By:	*

Oliver D. Curme

THOMAS J. CROTTY

By:	*

Thomas J. Crotty

KENNETH P. LAWLER

By:	*

Kenneth P. Lawler

*By: Name:	/s/ Christopher Hanson Christopher Hanson
Attorney-in-Fact
     This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.

CUSIP No.	149847105	Page	16	of	17
EXHIBIT I
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Cbeyond, Inc..
     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
Dated February 12, 2007

BATTERY VENTURES V, L.P.

By:	Battery Partners V, LLC

By:	*

Managing Member

BATTERY PARTNERS V, LLC

By:	*

Managing Member

BATTERY INVESTMENT PARTNERS V, LLC

By:	*

Managing Member

BATTERY VENTURES CONVERGENCE FUND, L.P.

By:	Battery Convergence Partners, LLC

By:	*

Managing Member

BATTERY CONVERGENCE PARTNERS, LLC

By:	*

Managing Member

RICHARD D. FRISBIE

By:	*

Richard D. Frisbie

CUSIP No.	149847105	Page	17	of	17

OLIVER D. CURME

By:	*

Oliver D. Curme

THOMAS J. CROTTY

By:	*

Thomas J. Crotty

KENNETH P. LAWLER

By:	*

Kenneth P. Lawler

*By: Name:	/s/ Christopher Hanson Christopher Hanson
Attorney-in-Fact
     This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.